UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: February 4, 2009

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
    Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX PROVIDES GUIDANCE FOR 2009

MONTERREY, MEXICO, February 4, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today at the company's Investor and Analyst Conference, CEMEX Day, that it expects EBITDA for the full year 2009 to be in the range of US$3.5 billion to US$3.7 billion, while free cash flow is expected to reach between US$1.9 billion and US$2.1 billion

Lorenzo H. Zambrano, CEMEX Chairman and CEO, said: “The global financial and economic crisis has presented CEMEX—and our industry—with unprecedented challenges.  Nevertheless, we remain confident that CEMEX has the right strategy, resources, and management team to cope with the challenges we face. As a result, we expect to emerge from the present crisis well positioned for the next chapter of CEMEX’s long-running growth story.”

CEMEX intends to reduce its net debt by approximately US$3.6 billion this year to reach US$14.3 billion at the end of the year in order to restore financial flexibility as soon as possible and meet its financial commitments.

CEMEX's domestic cement and ready-mix volumes in Mexico are expected to decrease by about 5% and 2%, respectively for 2009. We anticipate the flattening in housing demand to continue, with a significant increase in infrastructure construction.

In CEMEX's operations in the United States, without assuming any impact from the new stimulus package, we expect cement volumes to decrease between 13% and 15%, ready-mix volumes to fall between 15% and 17%, and aggregates volumes to be reduced between 13% to 15% for the full year. It is expected that the housing and industrial and commercial sectors will continue to decline well into the year. However, it is becoming increasingly clearer that the U.S. authorities are committed to leveraging infrastructure spending as one of the key components in an economic stimulus initiative designed to escape the worst downturn since the Great Depression.

In Spain, on a like-for-like basis, adjusting for the divestment of our Canary Islands operations, cement, ready-mix and aggregates are expected to decrease by about 20%, 27% and 16%, respectively, during 2009. The housing and non-residential construction sectors are expected to decline during 2009. However, we expect the government’s infrastructure investments to partly offset these declines.

For the full year 2009, CEMEX expects cement volumes in the United Kingdom to decrease by about 16%, ready-mix volumes are expected to be reduced by about 14%, and aggregates volumes are expected to fall by about 10%.

CEMEX expects cement volumes in Germany to decrease by about 15% during 2009.

In France, our ready-mix volumes are expected to fall by about 12% during 2009.

CEMEX expects cement volumes in Colombia during 2009 to decrease between 4% and 6%.

CEMEX expects cement volumes in Egypt during 2009 to grow by about 1%.

For the full year 2009, ready-mix volumes in Australia are expected to decrease by about 10%, while aggregates volumes are expected to fall by about 13%.

Guidance numbers are calculated on the basis of market close exchange rates as of February 3, 2009. Given the volatility of foreign exchange rates and the exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 4, 2009	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller